EXHIBIT 99

DEGOLYER AND MACNAUGHTON

500 | SPRING VALLEY ROAD

SUITE 800 EAST

DALLAS, TEXAS 75244

This is a digital representation of a DeGolyer and MacNaughton report.

Each file contained herein is intended to be a manifestation of certain data in the subject report and as such is subject to the definitions, qualifications, explanations, conclusions, and other conditions thereof. The information and data contained in each file may be subject to misinterpretation; therefore, the signed and bound copy of this report should be considered the only authoritative source of such information.

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DEGOLYER AND MACNAUGHTON

500 | SPRING VALLEY ROAD

SUITE 800 EAST

DALLAS, TEXAS 75244

October 1, 2012

Panhandle Oil and Gas Inc.

5400 North Grand Boulevard

Suite 300

Oklahoma City, Oklahoma 73112

Gentlemen:

Pursuant to your request, we have prepared estimates of the extent and value of the net proved oil, condensate, natural gas liquids (NGL), and natural gas reserves, as of September 30, 2012, of certain properties owned by Panhandle Oil and Gas Inc. (Panhandle). This evaluation was completed October 1, 2012. The properties appraised consist of working and royalty interests located in the states of Arkansas, Kansas, New Mexico, North Dakota, Oklahoma, and Texas. Panhandle has represented that these properties account for 100 percent of Panhandle’s net proved reserves as of September 30, 2012. The net proved reserves estimates included in this report have been prepared in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the Securities and Exchange Commission (SEC) of the United States. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S-K and is to be used for inclusion in certain SEC filings by Panhandle.

Reserves included herein are expressed as gross and net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after September 30, 2012. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Panhandle after deducting all royalties and interests owned by others.

Data used in this report were obtained from Panhandle, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Panhandle with respect to property interests appraised, production from such properties, current costs of operation and

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development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. It was not considered necessary to make a field examination of the physical condition and operation of the properties.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principals and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production.

Definition of Reserves

Petroleum reserves included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used by us in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

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Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes: (A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

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(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

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(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

The development status shown herein represents the status applicable on September 30, 2012. In the preparation of this study, data available from wells drilled on the appraised properties through September 30, 2012, were used in estimating gross ultimate recovery. When applicable, gross production estimated to September 30, 2012, was deducted from gross ultimate recovery to arrive at the estimates of gross reserves as of September 30, 2012. Production data through June 2012 were available for most properties.

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Our estimates of Panhandle’s net proved reserves attributable to the reviewed properties are based on the definitions of proved reserves of the SEC and are as follows, expressed in thousands of barrels (Mbbl) and millions of cubic feet (MMcf):

	Estimated by DeGolyer and MacNaughton Net Proved Reserves as of September 30, 2012
	Oil and Condensate (Mbbl)	NGL (Mbbl)	Natural Gas (MMcf)
Proved Producing	820	494	64,044
Proved Non-Producing	29	0	1,689
Proved Undeveloped	223	295	47,781

Total Proved	1,072	789	113,514

Primary Economic Assumptions

Revenue values in this report are expressed in terms of estimated future gross revenue, future net revenue, and present worth of future net revenue. Future gross revenue is defined as that revenue to be realized from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting estimated production taxes, ad valorem taxes, operating, gathering, processing expenses, and capital costs from the future gross revenue. Present worth of future net revenue is calculated by discounting the future net revenue at the arbitrary rate of 10 percent per year compounded monthly over the expected period of realization.

Revenue values in this report were estimated using the initial prices and costs specified by Panhandle. Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB). The prices used in this report are based on SEC guidelines. The assumptions used for estimating future prices and expenses are as follows:

Oil and Condensate Prices

Oil and condensate prices were calculated using specified differentials for each lease to a price of $95.14 per barrel. No escalation was applied to the prices. The price of $95.14 per

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barrel is the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The weighted average price for the proved reserves over the lives of the properties was $89.41 per barrel.

NGL Prices

NGL prices were calculated using specified differentials for each lease to a price of $95.14 per barrel. No escalation was applied to the prices. The price of $95.14 per barrel is the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The weighted average price for the proved reserves over the lives of the properties was $35.70 per barrel.

Natural Gas Prices

Gas price differentials for each property were provided by Panhandle. The prices were calculated using these differentials to a Henry Hub price of $2.82 per thousand cubic feet (Mcf) and were held constant for the lives of the properties. The Henry Hub gas price of $2.82 per Mcf is the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to September 30, 2012. The weighted average price over the lives of the properties was $2.508 per Mcf of gas.

Operating Expenses and Capital Costs

Estimates of operating expenses and capital costs based on current costs were used for the lives of the properties with no increases in the future based on inflation. In certain cases, future costs, either higher or lower than current costs, may have been used because of anticipated changes in operating conditions. Future capital expenditures were estimated using 2012 values and were not adjusted for inflation.

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The estimated future revenue to be derived from the production and sale of the net proved reserves, as of September 30, 2012, of the properties appraised, expressed in thousands of dollars (M$), is summarized as follows:

	Proved
	Developed Producing	Developed Nonproducing	Undeveloped	Total Proved
Future Gross Revenue, M$	255,959	7,501	145,235	408,695
Production & Ad Valorem Taxes, M$	15,988	535	6,640	23,163
Operating Expenses, M$	76,313	2,213	33,828	112,354
Capital Costs, M$	0	1,252	31,915	33,167
Future Net Revenue, M$	163,658	3,501	72,852	240,011
Present Worth at 10 Percent, M$	86,753	1,858	27,151	115,762

Note:	Future income taxes have not been taken into account in the preparation of these estimates.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the September 30, 2012, estimated oil and gas volumes. The reserves estimated in this report can be produced under current regulatory guidelines.

In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, 932-235-50-9, 932-235-50-30, and 932-235-50-31(a), (b), and (e) of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S–K of the Securities and Exchange Commission; provided, however, that (i) future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein and (ii) estimates of the proved developed and proved undeveloped reserves are not presented at the beginning of the year.

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To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Panhandle. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Panhandle. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted,

DeGolyer and MacNaughton
DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716

Paul J. Szatkowski, P.E. Paul J. Szatkowski, P.E. Senior Vice President DeGolyer and MacNaughton

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CERTIFICATE of QUALIFICATION

I, Paul J. Szatkowski, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.	That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to Panhandle Oil and Gas Inc. dated October 1, 2012, and that I, as Senior Vice President, was responsible for the preparation of this letter.

2.	That I attended Texas A&M University, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in the year 1974; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers and the American Association of Petroleum Geologists; and that I have in excess of 38 years of experience in oil and gas reservoir studies and reserves evaluations.

SIGNED: October 1, 2012

Paul J. Szatkowski, P.E. Paul J. Szatkowski, P.E. Senior Vice President DeGolyer and MacNaughton

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